January 15, 2020

Eric Atallan

Lynn Dicker

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington , D.C. 20549

Dear Division of Corporation Finance:

We received your comments and questions concerning our registration statement. Please find herein our responses. In addition, we refiled the registration statement.

Thank you for your prompt attention to our responses and our refiling on Form S-1A.

Sincerely,

/s/ Matthew Wolfson

Matthew Wolfson

CEO

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 1. (Cover Page)

Because you are not eligible to conduct a primary at-the-market offering, please revise your prospectus throughout to clarify that the shares in the Primary Direct Offering will be made at a fixed price for the duration of the offering. In addition, we note that selling stockholders may sell the shares of common stock described in the prospectus in a number of different ways and at varying prices. Please note that the OTC Markets Pink is not an established public trading market into which the selling stockholder may offer and sell its shares of common stock at other than a fixed price. Given the absence of an existing trading market for your common stock, please disclose the fixed price at which the selling stockholders will sell the shares for the duration of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Comment 1 Response:

We revised Form S-1/A to reflect shares in the Primary Direct Offering will be made at a fixed price for the duration of the offering. Please reference Page 2 for this revision.

As requested, we also disclosed the fixed price at which the selling stockholders will sell the shares for the duration of the offering. These changes are reflected on Page 2 and in “Plan of Distribution” on Page 24 within Form S-1/A.

Comment 2. (Cover Page)

Since you do not meet the requirements in General Instruction VII to Form S-1, please delete the statement that your subsequently filed periodic and current reports are incorporated by reference into the prospectus.

Comment 2 Response:

The reference has been deleted in Form S-1/A. This has been reflected on the Cover Page.

Comment 3. (Page 6)

Please quantify the amount of common shares that were sold and proceeds that were received in the Regulation A offering. Please also disclose when that offering was terminated.

Comment 3 Response:

Please reference Page 6 “Our Business and Corporate History” where we updated the text to include;

The Company’s Reg A+ filing with the Securities and Exchange Commission became effective in January 2018. The offering consisted of 7,042,254 shares of common stock at a price of $0.71 per share. The Company’s Reg A+ offering was closed on August 27, 2018. Pursuant to that offering, the Company sold and issued a total of 724,674 common shares to 46 shareholders with net proceeds of $441,662 which includes costs totaling $72,856. The Company incurred additional costs totaling $194,146, which have been recorded as a reduction in stockholders’ deficit as of December 31, 2018.

We revised Form S-1/A to reflect the above quantification.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 4. (Page 6)

To the extent that you highlight in the Summary a product that has not yet received FDA clearance/approval, please clarify the current lack of FDA regulatory approval. In this regard, it does not appear that you have FDA clearance/approval for the new POD devices that you intend to offer to military veterans.

Comment 4 Response:

Please reference Page 6 “Our Business and Corporate History” where we added a clarification regarding your comment.

The new paragraph reads as follows:

Electromedical Technologies is a bioelectronics manufacturing and marketing company. Our WellnessPro device has received U.S. Food and Drug Administration (FDA) clearance (FDA K062616. In the future, we plan to apply for FDA clearance for our Wellness Pro Pod product under the 510(K) clearance process. Other products we sell do not require FDA Clearance and do not have FDA Clearance.

Comment 5. (Page 6)

Please provide the basis for the market statistics cited in the sixth paragraph of this section. Please also clarify what portion of the 22 million military veterans have conditions that would be addressed by your products.

Comment 5 Response:

Please reference Page 6 “Our Business and Corporate History” where we revised this paragraph as follows to clarify the statics and to cite a recent government source at https://www.va.gov/vetdata/docs/Demographics/VetPop_Infographic_2019.pdf:

The new paragraph is as follows:

We believe that we can provide an opioid-free solution to millions of people suffering from chronic and acute pain just in the US market alone. In recent years, we have also focused on the market for U.S. military service veterans, many of which do not have many options other than powerful drugs that can cause side effects when it comes to treating chronic or acute pain. We intend to offer a special program that will offer our new POD devices at no upfront cost for veterans of the U.S. armed forces, which according to the National Center for Veterans Analysis and Statistics – Veteran Population Report dated May 3, 2019, consisted of 20.8 million individuals as of 2015. We also plan to offer the program to the immediate families of these veterans.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 6. (Page 7)

Please reconcile the net loss disclosed here for the year ended December 31, 2017 of $(53,707) with the financial statements on page 47 which disclose a net loss of $(510,412).

Comment 6 Response:

Please reference Page 7 “SUMMARY FINANCIAL INFORMATION” where we corrected the referenced chart to reflect the correct Net Loss of $(510,412).

Comment 7: (Page 9)

Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations. Additionally, please disclose your working capital deficit and net losses to date.

Comment 7 Response:

Please reference Page 9 “RISKS RELATED TO OUR BUSINESS” where we added the following risk factor:

We will need to raise substantial capital in order to continue operations and our financial condition raises substantial doubts about our ability to continue as a going concern.

The Company expects to incur additional losses as it executes its business strategy. The Company will be subject to the risks, uncertainties, and difficulties frequently encountered by early-stage companies. The Company may not be able to successfully address any or all of these risks and uncertainties. Failure to adequately do so could cause the Company’s business, results of operations, and financial condition to suffer. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is an issue due to its net losses and negative cash flows from operations, and its need for additional financing to fund future operations. Management plans to obtain necessary funding from outside sources and through the sales of Company shares. There can be no assurance that such funds, if available, can be obtained on terms reasonable to the Company.

Comment 8. (Page 9)

With reference to your disclosures on pages 19-20, please add a risk factor highlighting that the primary offering does not require that a minimum number of shares be sold and as such you may not receive sufficient funding to achieve the $4.85 million in gross proceeds necessary to "implement your minimum business plan." Also, disclose, if true, that investor funds are at risk to be utilized solely for offering and routine administrative expenses if you do not raise sufficient funds in the offering.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 8 Response:

Please reference Page 14 “RISKS RELATED TO OUR COMMON STOCK OFFERING” where added the following risk factor as requested:

This Offering does not require a minimum number of shares to be sold. As such, we may not receive sufficient funds from this Offering. Thus, investors could be at risk.

This offering does not require a minimum number of shares to be sold. We may raise less than the amount required to execute our stated minimum business plan, which calls for funding of $4.85 million. If we are unable to raise sufficient funding to achieve the $4.85 million in gross proceeds need to implement this minimum business plan, we may not be able to execute our business plan as currently designed. Investors could be at risk if we are unable to raise this minimum business plan amount because funds will be need to be reserved for fees and expenses related to this offering and for administrative expenses. As is outlined elsewhere in this filing, we estimate our total offering registration costs to be approximately $3,843.27 and our legal, auditor and related fees will be $220,000 equaling a total expense to the Company of $223,843.27 relating to the registration. A significant portion of these fees will be incurred by the Company regardless of the amount of gross proceeds raised via this Offering.

Comment 9. (Page 24)

Please explain why potential investors must confirm that they are purchasing shares in a state providing for an exemption from registration.

Comment 9 Response:

Please reference Page 24 where we removed that sentence as we determined it was not correct.

Comment 10. (Page 26)

For each transaction described in this section, please name the related person and the basis on which the person is a related person.

Comment 10 Response:

Please reference page 26 where we updated Section “Certain Relationships and Related Transactions” to include the additional disclosure of the related persons and the basis on which the person is a related person.

Comment 11. (Page 26)

Please describe how the estimated number of conversion shares issuable pursuant to the KISS agreement is calculated. Discuss, as applicable, whether the current default impacts the terms of the note.

Comment 11 Response

Footnote Number 6 on Page 56 has been updated to address the methodology used in the calculation of the estimated conversion shares pursuant to the KISS agreement. The current default of the note does not impact the current terms of the note and the disclosure has been updated accordingly.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

We added the following in the revised filing:

KISS conversion shares are equal to the quotient obtained by dividing the Conversion Amount by the Conversion Price as defined in the agreement. At December 31, 2018, the Conversion Amount is the purchase price of $35,000. The conversion price is the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the conversion. "Valuation Cap" shall mean (i) US $82,497 for shares converted prior to July 1, 2020 (the "2020 Valuation Cap").

Comment 12. (Page 30)

Please identify clearly each product that is FDA cleared/approved for marketing in the United States and also identify any other material market(s) where the product is sold. With respect to FDA cleared/approved products, please disclose:

• when you received FDA clearance/approval and the indicated use(s) for the device;

• whether the product is a Class I, II, or III device; and

• whether it received 510(k) clearance or premarket approval.

Comment 12 Response:

Please reference Pages 6, 13 and 30 where we clarified our FDA clearance in the area you referenced and in several other areas of the document. We either changed the previously stated text or added the following in various sections:

Our Wellness Pro product received FDA clearance on July 6, 2007 (FDA K062616) as a Class II Medical Device, under the 510(K) clearance process. In the future, we plan to apply for FDA clearance for our Wellness Pro Pod product under the 510(K) clearance process, which is a compact version of our core product technology.

Comment 13. (Page 30)

In this section and elsewhere in the prospectus you refer to your WellnessPro POD device as a "clinical-grade" device. Please explain what you mean by clinical-grade. Please also disclose the status of FDA approval for the WellnessPro POD and the Wellness ION Pen

Comment 13 Response:

Please reference Page 13 where were we removed that reference. While the term “clinical-grade” is widely used in our industry to mean a device suitable for direct therapeutic use, there not a referenceable source to define this term. Therefore, we removed the reference.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 14. (Page 31)

Please revise to provide support for your claim concerning your "product’s ability to deliver uncommon levels of pain relief (and) better quality of life and wellness for thousands of customers."

Comment 14 Response:

Please reference Page 31 where we revised that section removing the cited reference. The paragraph now reads:

Electromedical Technologies, for the first fifteen years of its existence, has been fortunate to have grown “organically” without formal sales and marketing programs and investments. We believe this is fundamentally because of the many customers who have provided positive testimonials concerning their experiences with our products.

Comment 15. (Page 33)

Please disclose the duration of your material patents and indicate whether you directly own or license the patents.

Comment 15 Response:

Please reference Page 33 where we updated to include the following additional information:

The Company’s Wellness Pro+Plus Pro received it registration number from the U.S. Patent and Trademark Office on May, 24, 2016. It is scheduled for renewal on May 24, 2022. The Company’s WellnessPro Pod received it registration number from the U.S. Patent and Trademark Office on January 18, 2018 with a renewal date of January 9, 2024. It is scheduled for renewal on May 24, 2022. The Company owns these patents.

Comment 16. (Page 33)

Please reference Page 33 and the remaining portion of that section where we expanded the disclosure to more fully describe the FDA approval process and the nature of regulatory oversight. For example, include in your disclosure the duration of the process, post-market reporting and record keeping requirements and remedies for noncompliance.

Comment 16 Response:

We extensively expanded this section to outline the duration of the process, post-market reporting and record-keeping requirements and remedies for noncompliance.

Comment 17. (Page 34)

Please revise to expand your disclosure in this section to cover the production facility to which you refer in the Manufacturing section on page 33. Alternatively, please revise your disclosure on page 33 to clarify that all production, including product assembly, is conducted at third-party facilities.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 17 Response:

We updated that section, which is now on Page 32 as follows:

We outsource our inventory production to a number of manufacturers in the United States and in Asia, ship these components to the United States where final assembly, testing and quality assurance takes place. We then ship completed products from U.S. locations to our customers. Our primary manufacturer is located in Shenzhen province of The People’s Republic of China, which is one of the major manufacturing hubs in the southern part of the country. Products manufactured at this site are packaged locally for transit and then shipped out of the port of Shenzhan to our headquarters location in Arizona or to other sites in the U.S. for final assembly. We believe our relationship with all of our manufacturing partners is excellent. The final WellnessPro package assembly is completed in the United States. In addition, to sourcing our own factories, the Company uses a U.S. based global sourcing provider to source and manage, including performing quality assurances, our manufacturers based in Asia, primarily in China. We are currently looking to source additional vendors to help expand the geographic diversity of our manufacturing facilities and are considering moving our manufacturing to the United States and negotiating directly with more of our manufacturers.

Comment 18. (Page 35)

We note the statement in this section that management is endeavoring to commence revenue-generating operations, which appears inconsistent with the reported results in the financial statements. Please reconcile.

Comment 18 Response:

Please see Page 36 where we revised the text to read “enhance its revenue-generating operations” and the word commence has been deleted.

This paragraph on Page 36 now reads:

Management is endeavoring to enhance its revenue-generating operations. While priority is on generating cash from operations through the sale of the Company's products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company's equity and/or debt securities, which may not be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our shareholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing shareholders will be reduced and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our shares of Common Stock.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 19. (Page 36)

We note that you present selling, general and administrative expenses, net loss and accumulated net losses excluding non-cash items. Please note that disclosure of GAAP based amounts excluding the impact of non-cash items creates non-GAAP measures under Item 10(e) of Regulation S-K. Accordingly, please revise to provide all of the disclosures required by Item 10(e) of Regulation S- K or revise the discussion to avoid presentation of non-GAAP measures.

Comment 19 Response:

Please reference Page 37. We reviewed the existing disclosure and noted that both the GAAP and Non- GAAP measures were disclosed as currently reported.

Comment 20. (Page 41)

Please revise your prospectus to provide a summary compensation table and a narrative description of any material factors necessary to an understanding of the information disclosed in the table. Refer to Items 402(n) and (o) of Regulation S-K. Please also include a table of outstanding equity awards at fiscal year end. Refer to Item 402(p) of Regulation S-K.

Comment 21 Response:

Please reference Page 42 of the revised filing where we revised the table as directed.

Comment 21. (Page 42)

Please tell us why the conversion shares under the KISS agreement are not included in the shares owned by Blue Ridge Enterprises LLC. We note that the agreement is currently in default and the obligation matured in July 2019.

Comment 21 Response:

The conversion shares under the KISS agreement are not included in shares owned by Blue Ridge Enterprises LLC because the remaining obligation is still a debt and has not been converted into common shares. Neither the default nor the maturity causes a conversion. Additionally, the KISS agreement holder is limited in the number of shares the Company is able to convert due to a blocker clause in the agreement. Thus, any shares potentially represented by the KISS agreement cannot not be counted as outstanding or pending issuance within a specific period of time.

Comment 22. (Page 43)

Please revise to clarify whether Mailander Law Office will pass upon the validity of the shares to be sold by the selling stockholders that are included in the prospectus.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 22 Response:

We revised the text on Page 44 as follows:

The validity of the shares sold by us under this Prospectus, including the shares to be sold by the selling stockholders, will be passed upon for us by Mailander Law Office, Inc., 945 4th Avenue, Suite 311, San Diego, CA 92101.

Comment 23. (Page 50)

We note that you present here and on page 63 the non-GAAP measure working capital deficit excluding customer deposits and related party KISS liability and on page 63 the non-GAAP measure accumulated net losses excluding non-cash expenses. Please note that under Rule 10(e)(1)(ii)(C) of Regulation S-K, it is not appropriate to include nonGAAP measures in the notes to your financial statements. Please revise the footnotes to remove these non-GAAP measures.

Comment 23 Response:

Please reference Page 63. The working capital measure has been corrected to GAAP. All non-GAAP measures were removed. We also amended the Going Concern disclosure for the Interim Period financials to remove the non-GAAP measures.

Comment 24. (Page 63)

We note that you adopted ASC 606 effective January 1, 2018 using the modified retrospective basis. However, under the modified retrospective basis prior periods are not restated. Please revise your disclosure to clarify the date on which ASC 606 was adopted and the transition method used.

Comment 24 Response:

Please reference Page 63 where we corrected this section.. The Company adopted ASC 606 effective January 1, 2019 using modified retrospective basis and the cumulative effect was immaterial to the financial statements. In addition, the comparative prior period has not been restated.

Comment 25. (Page 63)

As a related matter, we note that you reference the revenue recognition criteria from SAB Topic 13A which was superseded by ASC 606. Please confirm, if true, that your revenue recognition was not impacted by the adoption of ASC 606 and revise your disclosures accordingly.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 25 Response:

Please see Page 63 where we updated this section. The Company adopted ASC 606 effective January 1, 2019 using modified retrospective basis and the cumulative effect was immaterial to the financial statements.

Comment 26. (Exhibits)

Please have counsel revise the legal opinion filed as Exhibit 5.1 to reflect, if true, that the shares being offered by the selling shareholders are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Comment 26 Response: Please reference Exhibit 5.1 where counsel has provided an updated opinion submitted with the S-1/A.

Comment 27. (General)

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Comment 27 Response:

No such records exist. The Company did not test the waters by oral or written communication with potential investors as provided for in Section(d).

Comment 28. (General)

We note your disclosure that Mr. Wolfson will offer 10 million shares on behalf of the company in the Direct Primary Offering. We further note that the registration statement covers the resale of 2 million shares beneficially owned by Mr. Wolfson. Accordingly, please tell us whether Mr. Wolfson will offer his shares for resale during the pendency of the Direct Primary Offering.

Comment 28 Response:

Please reference newly added Exhibit 10.2 and the revisions on Pages 17 21,22, and 23. Pursuant to a 10b5-1 plan that is submitted as an exhibit with the S-1/A, Mr. Wolfson will refrain from offering for resales his 2 million shares beneficially owned during any offering of the primary offering. We have noted this clarification in the revised filing on page 23 as a footnote to the Selling Shareholder’s table and additionally to Section Plan of Distribution on Page 24. We have also added a new Risk Factor pertaining to this issue on Page 18.

Comment 29. (General)

Please revise your disclosure throughout to explain whether you will be registering your common stock under the Exchange Act in connection with this offering. If not, then add a separate risk factor to explain that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

Comment 29 Response:

We are registering the common stock under the Exchange Act in connection with this Offering. We noted this on Pages, 2, 6 and 20, as requested.

Comment 30. (General)

We note that your forum selection provision in Article VII of your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Comment 30 Response:

Please reference newly added Exhibit 3.3. We revised Article VII to clearly outline that provision does not apply to actions arising under the Securities Act or Exchange Act. We attached the new Articles of Incorporation to the revised filing.

Comment 31. Section 13(k)

On December 13, 2019, Mr. Christopher Edwards provided an additional telephonic comment regarding whether and how loans made by Mr. Wolfson to the Company complies with Section 13(k) of the Exchange Act, and its prohibition of personal loans to executives.

Comment 31 Response:

Section 13(k) to the Exchange Act makes it unlawful for any issuer, “directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer.”

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020

The noted transactions are not loans by the issuer to Mr. Wolfson. Rather, they are debt owed by the issuer to Mr. Wolfson for loans he made. As such Section 13(k) is not relevant.

Sincerely yours,

/s/ Matthew Wolfson
Matthew Wolfson
Chief Executive Officer

ACKNOWLEDGEMENT

On behalf of ElectroMedical Technologies, Inc. [the Company], I hereby acknowledge:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•              The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Matthew Wolfson
Matthew Wolfson
Chief Executive Officer

Electromedical Technologies, Inc. Form S-1 Responses to the U.S. Securities & Exchange Commission January 15, 2020